082-03172

DBS

RECEIVED
2009 AUG 13 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

09046756

Dear Sirs

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED 30 JUNE 2009

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the second quarter ended 30 June 2009.

Yours sincerely

Linda Hoon
Group Secretary
6878 5311

enc.

LH/et

8/14

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2009\6 Aug 09\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

News Release

DBS

RECEIVED
2009 AUG 13 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref No. 22/2009

DBS DELIVERS STRONGER QUARTER-ON-QUARTER PERFORMANCE WITH SECOND-QUARTER NET PROFIT OF SGD 552 MILLION

* * *

Performance underpinned by record quarterly revenue and cost discipline

SINGAPORE, 7 August 2009 – DBS Group Holdings recorded net earnings of SGD 552 million for second quarter 2009, an increase of 21% from the previous quarter. Sustained revenue growth and cost discipline boosted earnings before allowances to a record SGD 1.16 billion.

Revenues rose 8% from the previous quarter to a new high of SGD 1.79 billion as better net interest margins, capital market activities, trading and investment income resulted in broad-based revenue growth. Expenses were held at SGD 631 million, improving the cost-income ratio further to 35%, the best level in several years. Allowances of SGD 466 million were 13% higher than the previous quarter.

Net interest income grew 3% from the previous quarter to SGD 1.11 billion. Improved credit spreads and reduced funding costs were partially offset by lower returns on interbank assets, lifting net interest margins by two basis points to 2.01% in a soft interest rate environment.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

Following several quarters of growth, loan volume was unchanged for the quarter. Including currency translation effects, loans fell 2% from the previous quarter to SGD 128.0 billion but remained 8% above a year ago. Singapore and Hong Kong savings and current deposit volume grew during the quarter. Including currency translation effects, deposits were stable at SGD 179.0 billion.

Non-interest income rose 16% from the previous quarter to SGD 680 million. Fee income increased 13% to SGD 358 million as revenues from stockbroking, investment banking and wealth management benefited from improved capital markets. Other fee income streams were maintained. Trading income of SGD 172 million was better than recent periods on the back of gains in foreign exchange and interest rate activities and better asset valuations. Investment gains of SGD 138 million, which were mainly from the sale of equity holdings this quarter, were also higher than the SGD 106 million in the previous quarter.

Expenses were held at similar levels to the previous quarter at SGD 631 million, reflecting ongoing management focus on productivity improvements.

The non-performing loan rate rose from 2.0% in the previous quarter to 2.8%. The increase came primarily from exposures to shipping and Middle East corporates and institutions. Total allowances of SGD 466 million included SGD 183 million of general allowances taken to reinforce the balance sheet. Specific allowances rose to 83 basis points of loans from 70 basis points in the previous quarter.

Allowance coverage taking into account collateral remained sound at 119% of non-performing assets, of which 38% were still current in principal and interest and were classified for prudential reasons. Capital adequacy ratios were comfortably above the regulatory minimum, with tier-1 at 12.6% and the total at 16.2%.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

Return on equity improved to 9.1% from the previous quarter's 8.0% but was below the 13.0% a year ago.

DBS Chairman Koh Boon Hwee said, "Our operating performance in the first six months of 2009 reflects the underlying strength of our franchise and the depth of our relationships with customers. We will continue to focus on our customers, on managing risks and on being disciplined in managing our costs. DBS is well positioned to weather the uncertainties ahead as our balance sheet remains strong."

The Board declared a dividend of 14 cents per share, unchanged from the previous quarter.

About DBS

DBS - Living, Breathing Asia
DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is a well-capitalised bank with "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

News Release

DBS

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the second quarter ended 30 June 2009.

For the second quarter of 2009, the Directors have declared an interim one-tier tax-exempt dividend of 14 cents (second quarter 2008: 8.5 cents) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 14 cents (second quarter 2008: 17 cents) for each DBSH ordinary share. Historical comparisons have been adjusted for the one-for-two rights issue.

The second quarter 2009 dividends will be payable on 4 September 2009. The DBSH shares will be quoted ex-dividend on 20 August 2009. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 25 August 2009. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 24 August 2009 will be registered to determine shareholders' entitlement to the second quarter 2009 dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the second quarter 2009 dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Linda Hoon
Group Secretary

6 Aug 2009
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results For the Second Quarter ended 30 June 2009

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2008, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January 2009, the Group adopted the following new or revised FRS and INT FRS that are issued by the Accounting Standard Council (ASC), and are relevant for the Group.

- FRS 1: Presentation of Financial Statements
- FRS 1 Presentation of Financial Statements & FRS 32 Financial Instruments: Presentation – Puttable Financial Instruments and Obligations Arising on Liquidation
- FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- FRS 102 Share-based Payments – Vesting Conditions and Cancellations
- FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
- FRS 108: Operating Segments
- Improvements to FRSs (where applicable)
- INT FRS 113: Customer Loyalty Programmes
- INT FRS 116: Hedges of a Net Investment in a Foreign Operation

Refer to page 28 for more information.

	2nd Qtr 2009	2nd Qtr 2008	% chg	1st Qtr 2009	% chg	1st Half 2009	1st Half 2008	% chg
Selected income statement items ($m)								
Net interest income	1,112	1,058	5	1,076	3	2,188	2,115	3
Net fee and commission income	358	342	5	317	13	675	695	(3)
Other non-interest income	322	199	62	269	20	591	352	68
Total income	1,792	1,599	12	1,662	8	3,454	3,162	9
Expenses	631	687	(8)	638	(1)	1,269	1,343	(6)
Profit before allowances	1,161	912	27	1,024	13	2,185	1,819	20
Allowances for credit and other losses	466	56	>100	414	13	880	196	>100
Profit before tax	708	877	(19)	630	12	1,338	1,667	(20)
Net profit	552	668	(17)	456	21	1,008	1,271	(21)
One-time items [1/]	-	(16)	NM	(23)	NM	(23)	(16)	(44)
Net profit including one-time items	552	652	(15)	433	27	985	1,255	(22)
Selected balance sheet items ($m)								
Customer loans [2/]	127,970	118,615	8	130,557	(2)	127,970	118,615	8
Interbank assets [3/]	35,204	30,535	15	30,261	16	35,204	30,535	15
Total assets	262,948	248,688	6	273,252	(4)	262,948	248,688	6
Customer deposits [4/]	179,033	158,726	13	179,818	-	179,033	158,726	13
Total liabilities	234,274	224,300	4	244,923	(4)	234,274	224,300	4
Shareholders' funds	24,465	20,284	21	24,042	2	24,465	20,284	21
Key financial ratios (%) (excluding one-time items) [5/]								
Net interest margin	2.01	2.04		1.99		2.01	2.07	
Non-interest/total income	37.9	33.8		35.3		36.7	33.1	
Cost/income ratio	35.2	43.0		38.4		36.7	42.5	
Return on assets	0.82	1.07		0.69		0.78	1.05	
Return on equity [6/]	9.10	13.00		8.01		8.52	12.41	
Loan/deposit ratio	71.5	74.7		72.6		71.5	74.7	
NPL ratio	2.8	1.4		2.0		2.8	1.4	
Specific allowances (loans)/average loans (bp)	83	18		70		77	16	
Tier 1 capital adequacy ratio	12.6	10.0		12.5		12.6	10.0	
Total capital adequacy ratio	16.2	13.8		16.7		16.2	13.8	

	2nd Qtr 2009	2nd Qtr 2008	1st Qtr 2009	1st Half 2009	1st Half 2008
Per share data ($) 7/					
Per basic share					
– earnings excluding one-time items and goodwill charges	0.96	1.49	0.85	0.91	1.42
– earnings	0.96	1.48	0.84	0.90	1.41
– net book value 6/	10.45	10.46	10.27	10.45	10.46
Per diluted share					
– earnings excluding one-time items and goodwill charges	0.93	1.43	0.83	0.88	1.36
– earnings	0.93	1.43	0.82	0.87	1.36
– net book value 6/	10.27	10.29	10.10	10.27	10.29

Notes:
1/ One-time items include restructuring costs, impairment charges for Thai investment and gains on sale of office buildings in Hong Kong
2/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
3/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
5/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
6/ Minority interests are not included as equity in the computation of net book value and return on equity
7/ Adjusted for shares arising from the rights issue in January 2009
NM Not Meaningful

Second-quarter net profit rose 21% from the previous quarter to $552 million as revenue growth boosted earnings before allowances to a record $1.16 billion. Allowances increased as asset quality declined. Compared to a year ago, net profit fell 17% as the improved operating performance was offset by higher allowances.

Revenues increased 8% from the previous quarter and 12% from a year ago to a record $1.79 billion from broad-based revenue growth. Net interest income rose 3% from the previous quarter and 5% from a year ago to $1.11 billion as average asset volumes and credit spreads were higher. Capital markets showed signs of improvement and boosted net fee income 13% from the previous quarter and 5% from a year ago to $358 million. Trading income was higher as spreads tightened and investment gains were made opportunistically.

Ongoing management focus on productivity improvements resulted in expenses being maintained around the previous quarter's levels and 8% lower from a year ago to $631 million. The cost-income ratio fell to 35% from 38% in the previous quarter and 43% a year ago, and was the best in several years.

Allowances rose 13% from the previous quarter to $466 million, which included $183 million of general allowances to reinforce the balance sheet against economic uncertainties. Specific allowances reached 83 basis points of loans from 70 basis points in the previous quarter and 18 basis points a year ago.

The non-performing loan rate rose from 2.0% in the previous quarter to 2.8%. The majority of the increase was due to exposures to shipping and Middle East corporates and institutions. Allowance coverage taking into account collateral remained sound at 119% of non-performing assets, of which 38% were still current in principal and interest.

The total capital adequacy ratio stood at 16.2% with tier-1 at 12.6%.

Return on assets was 0.82% while return on equity was 9.1%, both improving from the previous quarter but below a year ago.

For the first half, net earnings fell 21% to $1.01 billion, with a 20% improvement in profit before allowances offset by higher allowances.

NET INTEREST INCOME

Average balance sheet	2nd Qtr 2009 Average balance ($m)	2nd Qtr 2009 Interest ($m)	2nd Qtr 2009 Average rate (%)	2nd Qtr 2008 Average balance ($m)	2nd Qtr 2008 Interest ($m)	2nd Qtr 2008 Average rate (%)	1st Qtr 2009 Average balance ($m)	1st Qtr 2009 Interest ($m)	1st Qtr 2009 Average rate (%)
Interest-bearing assets									
Customer loans	127,447	1,017	3.20	113,462	1,154	4.09	128,695	1,107	3.49
Interbank assets	42,582	95	0.90	41,293	262	2.54	41,384	107	1.05
Securities	51,638	431	3.34	53,628	519	3.89	49,044	441	3.65
Total	221,667	1,543	2.79	208,383	1,935	3.73	219,123	1,655	3.06
Interest-bearing liabilities									
Customer deposits	177,983	297	0.67	157,807	487	1.24	175,464	387	0.90
Other borrowings	28,067	134	1.90	40,799	390	3.84	28,227	192	2.76
Total	206,050	431	0.84	198,606	877	1.77	203,691	579	1.15
Net interest income/margin [1/]		1,112	2.01		1,058	2.04		1,076	1.99

Average balance sheet	1st Half 2009 Average balance ($m)	1st Half 2009 Interest ($m)	1st Half 2009 Average rate (%)	1st Half 2008 Average balance ($m)	1st Half 2008 Interest ($m)	1st Half 2008 Average rate (%)
Interest-bearing assets						
Customer loans	127,791	2,125	3.36	112,002	2,462	4.42
Interbank assets	41,604	202	0.98	39,955	520	2.61
Securities	50,347	871	3.50	53,689	1,100	4.12
Total	219,742	3,198	2.94	205,646	4,082	3.99
Interest-bearing liabilities						
Customer deposits	176,283	685	0.79	155,947	1,160	1.50
Other borrowings	28,022	325	2.34	40,364	807	4.02
Total	204,305	1,010	1.00	196,311	1,967	2.01
Net interest income/margin [1/]		2,188	2.01		2,115	2.07

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income rose 3% from the previous quarter to $1.11 billion from higher average asset volumes and an improvement in net interest margins to 2.01%.

The better margins were due to improved credit spreads and reduced funding costs partially offset by lower yields on interbank assets as interbank rates remained soft during the quarter.

Compared to a year ago, net interest income was 5% higher as the impact of higher customer loans was partially offset by a decline in margins due to lower interbank rates.

Volume and rate analysis ($m) Increase/(decrease) due to change in	2nd Qtr 2009 versus 2nd Qtr 2008			2nd Qtr 2009 versus 1st Qtr 2009		
	Volume	Rate	Net change	Volume	Rate	Net change
Interest income						
Customer loans	142	(280)	(138)	(11)	(89)	(100)
Interbank assets	8	(174)	(166)	3	(16)	(13)
Securities	(19)	(69)	(88)	23	(39)	(16)
Total	131	(523)	(392)	15	(144)	(129)
Interest expense						
Customer deposits	62	(252)	(190)	5	(99)	(94)
Other borrowings	(131)	(125)	(256)	1	(60)	(59)
Total	(69)	(377)	(446)	6	(159)	(153)
Net impact on interest income	200	(146)	54	9	15	24
Due to change in number of days			-			12
Net interest income			54			36

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Half 2009 versus 1st Half 2008		
	Volume	Rate	Net change
Interest income			
Customer loans	347	(672)	(325)
Interbank assets	21	(338)	(317)
Securities	(68)	(155)	(223)
Total	300	(1,165)	(865)
Interest expense			
Customer deposits	151	(622)	(471)
Other borrowings	(256)	(223)	(479)
Total	(105)	(845)	(950)
Net impact on interest income	405	(320)	85
Due to change in number of days			(12)
Net interest income			73

NET FEE AND COMMISSION INCOME

($m)	2nd Qtr 2009	2nd Qtr 2008	% chg	1st Qtr 2009	% chg	1st Half 2009	1st Half 2008	% chg
Stockbroking	50	39	28	28	79	78	89	(12)
Investment banking	27	25	8	17	59	44	54	(19)
Trade and remittances	59	56	5	74	(20)	133	108	23
Loan related	108	82	32	96	13	204	172	19
Guarantees	14	14	-	15	(7)	29	25	16
Deposit related	22	22	-	20	10	42	41	2
Credit card	37	38	(3)	33	12	70	69	1
Fund management	6	9	(33)	5	20	11	23	(52)
Wealth management	21	45	(53)	16	31	37	85	(56)
Others	14	12	17	13	8	27	29	(7)
Total	358	342	5	317	13	675	695	(3)

Net fee and commission income rose 13% from the previous quarter to $358 million as revenues from capital market activities – stockbroking, investment banking and wealth management – increased. Loan syndication fees were also higher.

Compared to a year ago, fee income rose 5% as higher revenues from stockbroking and loan syndication were partially offset by declines in wealth management sales.

OTHER NON-INTEREST INCOME

($m)	2nd Qtr 2009	2nd Qtr 2008	% chg	1st Qtr 2009	% chg	1st Half 2009	1st Half 2008	% chg
Net trading income/(loss)	234	111	>100	204	15	438	(50)	NM
From trading businesses	246	88	>100	259	(5)	505	(64)	NM
From other businesses	(12)	23	NM	(55)	78	(67)	14	NM
Net (loss)/income from financial instruments designated at fair value	(62)	26	NM	(54)	(15)	(116)	111	NM
Net income on financial investments	138	49	>100	106	30	244	260	(6)
Net gain on fixed assets [1/]	-	-	-	-	-	-	3	NM
Others (include rental income)	12	13	(8)	13	(8)	25	28	(11)
Total	322	199	62	269	20	591	352	68

Notes:
1/ Exclude one-time items
NM Not Meaningful

Other non-interest income rose from $269 million in the previous quarter to $322 million as trading income and investment gains rose.

Trading income of $172 million was higher than the previous quarter from gains in foreign exchange and interest rate activities and from better asset valuations.

Net gain on investment securities of $138 million was due largely to the sale of equity holdings and was higher than the previous quarter and a year ago.

EXPENSES

($m)	2nd Qtr 2009	2nd Qtr 2008	% chg	1st Qtr 2009	% chg	1st Half 2009	1st Half 2008	% chg
Staff [1/]	330	370	(11)	327	1	657	722	(9)
Occupancy	67	61	10	71	(6)	138	119	16
Computerisation	104	109	(5)	112	(7)	216	211	2
Revenue-related	33	40	(18)	33	-	66	74	(11)
Others	97	107	(9)	95	2	192	217	(12)
Total	631	687	(8)	638	(1)	1,269	1,343	(6)
Staff headcount at period-end	13,928	14,800	(6)	14,082	(1)	13,928	14,800	(6)

Included in the above table were:								
Depreciation of properties and other fixed assets	42	37	14	41	2	83	71	17
Director's fees	1	1	-	1	-	2	2	-
Audit fees payable	2	2	-	2	-	4	4	-

Note:
1/ Exclude one-time items

Expenses fell 1% from the previous quarter to $631 million as ongoing efforts to improve productivity yielded savings in non-staff expenses. Investments for growth in emerging markets continued to be made.

Compared to a year ago, costs were 8% lower. Staff costs fell 11% due to a 6% reduction in headcount from an organisational streamlining in fourth quarter 2008. Non-staff costs were also lower.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2nd Qtr 2009	2nd Qtr 2008	% chg	1st Qtr 2009	% chg	1st Half 2009	1st Half 2008	% chg
General allowances (GP)	183	(31)	NM	182	1	365	59	>100
Specific allowances (SP) for loans	272	52	>100	225	21	497	89	>100
Singapore	177	9	>100	64	>100	241	32	>100
Hong Kong	66	37	78	93	(29)	159	52	>100
Other countries	29	6	>100	68	(57)	97	5	>100
Specific allowances (SP) for securities, properties and other assets [1/]	11	35	(69)	7	57	18	48	(63)
Total	466	56	>100	414	13	880	196	>100

Notes:
1/ Exclude one-time items
NM Not Meaningful

Specific allowances for loans rose to $272 million from $225 million in the previous quarter. The amounts shown in the table above are by booking centre.

The increase in specific loan allowances from $64 million in the previous quarter to $177 million for Singapore was due to corporate loans booked in Singapore but for use in other regions. In Hong Kong, specific loan allowances fell from $93 million in the previous quarter to $66 million as NPL pressures eased.

As with the previous quarter, general allowances were taken to buffer the balance sheet against economic uncertainties, compared to a write-back a year ago.

PERFORMANCE BY BUSINESS SEGMENTS

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
Selected income items						
2nd Qtr 2009 1/						
Net interest income	201	478	313	173	(53)	1,112
Non-interest income	123	288	128	(121)	262	680
Total income	324	766	441	52	209	1,792
Expenses	253	201	116	14	47	631
Allowances for credit and other losses	32	221	6	(1)	208	466
Share of profits of associates	-	-	3	-	10	13
Profit before tax	39	344	322	39	(36)	708
Income tax expense	7	63	66	10	(42)	104
Net profit	32	281	256	29	(46)	552
1st Qtr 2009 1/						
Net interest income	192	467	287	173	(43)	1,076
Non-interest income	113	286	100	130	(43)	586
Total income	305	753	387	303	(86)	1,662
Expenses	238	178	118	11	93	638
Allowances for credit and other losses	10	198	7	50	149	414
Share of profits of associates	-	-	1	-	19	20
Profit before tax	57	377	263	242	(309)	630
Income tax expense	7	88	59	36	(75)	115
Net profit	50	289	204	206	(293)	456
2nd Qtr 2008 1/						
Net interest income	293	409	294	164	(102)	1,058
Non-interest income	175	264	59	(54)	97	541
Total income	468	673	353	110	(5)	1,599
Expenses	277	199	153	8	50	687
Allowances for credit and other losses	11	25	1	5	14	56
Share of profits of associates	-	-	(2)	-	23	21
Profit before tax	180	449	197	97	(46)	877
Income tax expense	31	82	45	17	(16)	159
Net profit	149	367	152	80	(80)	668
1st Half 2009 1/						
Net interest income	393	945	600	346	(96)	2,188
Non-interest income	236	574	228	9	219	1,266
Total income	629	1,519	828	355	123	3,454
Expenses	491	379	234	25	140	1,269
Allowances for credit and other losses	42	419	13	49	357	880
Share of profits of associates	-	-	4	-	29	33
Profit before tax	96	721	585	281	(345)	1,338
Income tax expense	14	151	125	46	(117)	219
Net profit	82	570	460	235	(339)	1,008

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
1st Half 2008 [1/]						
Net interest income	619	804	619	294	(221)	2,115
Non-interest income	335	542	40	(14)	144	1,047
Total income	954	1,346	659	280	(77)	3,162
Expenses	531	391	286	21	114	1,343
Allowances for credit and other losses	17	116	24	18	21	196
Share of profits of associates	-	-	-	-	44	44
Profit before tax	406	839	349	241	(168)	1,667
Income tax expense	69	158	94	37	(48)	310
Net profit	337	681	255	204	(206)	1,271
Selected balance sheet and other items [2/]						
30 Jun 2009						
Total assets before goodwill	37,809	99,512	88,623	29,706	1,451	257,101
Goodwill on consolidation						5,847
Total assets						262,948
Total liabilities	103,231	61,484	47,047	1,349	21,163	234,274
Capital expenditure for 2nd Qtr 2009	4	6	3	-	8	21
Depreciation for 2nd Qtr 2009	11	5	3	-	23	42
Goodwill charge for 2nd Qtr 2009						-
31 Mar 2009						
Total assets before goodwill	37,407	100,493	91,310	32,350	5,845	267,405
Goodwill on consolidation						5,847
Total assets						273,252
Total liabilities	101,680	63,392	49,734	2,898	27,219	244,923
Capital expenditure for 1st Qtr 2009	4	5	3	-	37	49
Depreciation for 1st Qtr 2009	11	4	3	-	23	41
Goodwill charge for 1st Qtr 2009						-
31 Dec 2008						
Total assets before goodwill	36,004	96,586	86,760	26,344	5,177	250,871
Goodwill on consolidation						5,847
Total assets						256,718
Total liabilities	95,537	60,390	48,930	1,496	26,362	232,715
Capital expenditure for 4th Qtr 2008	32	7	3	-	12	54
Depreciation for 4th Qtr 2008	6	3	2	-	25	36
Goodwill charge for 4th Qtr 2008						-
30 Jun 2008						
Total assets before goodwill	34,214	90,687	85,560	27,980	4,409	242,850
Goodwill on consolidation						5,838
Total assets						248,688
Total liabilities	88,978	54,637	52,895	1,582	26,208	224,300
Capital expenditure for 2nd Qtr 2008	21	1	3	-	139	164
Depreciation for 2nd Qtr 2008	8	2	3	-	24	37
Goodwill charge for 2nd Qtr 2008						-

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management reporting structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. During the quarter, no one group of related customers generated more than 10% of the Group's revenues.

The various business segments are described below:

Consumer Banking (CBG)
CBG provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

Compared to the previous quarter, CBG's net interest income rose due to lower deposit costs as well as higher loan and deposit volumes. Non-interest income was higher from better credit card activities in Singapore and wealth management sales in Hong Kong. Expenses were increased as business volumes rose. Allowances rose as general allowances were taken compared to a writeback in the previous quarter. Specific allowances were also higher.

Institutional Banking (IBG)
IBG provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities, deposit and treasury products.

Compared to the previous quarter, net interest income increased due to better credit spreads. Non-interest income was stable as an increase in loan-related fees was offset by a decline in other non-interest income. Expenses were higher due to staff costs and investments to support growth opportunities. Allowances rose due to higher specific allowances for corporate loans.

Global Financial Markets (GFM)
GFM provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer Banking and Institutional Banking, is reflected in the respective segments. GFM also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

Compared to the previous quarter, GFM's net interest income was higher. Non-interest income benefited from interest rate and foreign exchange activities, better asset valuations in the trading portfolio as well as higher stockmarket volumes.

Central Treasury Unit (CTU)
CTU is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
2nd Qtr 2009 1/						
Net interest income	673	222	74	90	53	1,112
Non-interest income	471	120	29	31	29	680
Total income	1,144	342	103	121	82	1,792
Expenses	360	151	63	41	16	631
Allowances for credit and other losses	372	71	13	10	-	466
Share of profits of associates	4	-	3	6	-	13
Profit before tax	416	120	30	76	66	708
Income tax expense	44	21	5	18	16	104
Net profit	320	99	25	58	50	552
1st Qtr 2009 1/						
Net interest income	655	224	80	73	44	1,076
Non-interest income	304	127	37	82	36	586
Total income	959	351	117	155	80	1,662
Expenses	375	150	60	41	12	638
Allowances for credit and other losses	226	88	12	34	54	414
Share of profits of associates	3	-	3	14	-	20
Profit before tax	361	113	48	94	14	630
Income tax expense	43	19	9	31	13	115
Net profit	259	94	39	63	1	456
2nd Qtr 2008 1/						
Net interest income	709	214	66	38	31	1,058
Non-interest income	275	138	17	75	36	541
Total income	984	352	83	113	67	1,599
Expenses	412	175	39	44	17	687
Allowances for credit and other losses	11	40	2	(2)	5	56
Share of profits of associates	2	-	9	10	-	21
Profit before tax	563	137	51	81	45	877
Income tax expense	99	19	6	19	16	159
Net profit	414	118	45	62	29	668
1st Half 2009 1/						
Net interest income	1,328	446	154	163	97	2,188
Non-interest income	775	247	66	113	65	1,266
Total income	2,103	693	220	276	162	3,454
Expenses	735	301	123	82	28	1,269
Allowances for credit and other losses	598	159	25	44	54	880
Share of profits of associates	7	-	6	20	-	33
Profit before tax	777	233	78	170	80	1,338
Income tax expense	87	40	14	49	29	219
Net profit	579	193	64	121	51	1,008

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
1st Half 2008 [1/]						
Net interest income	1,430	439	107	79	60	2,115
Non-interest income	522	315	53	115	42	1,047
Total income	1,952	754	160	194	102	3,162
Expenses	813	348	73	78	31	1,343
Allowances for credit and other losses	108	59	14	5	10	196
Share of profits of associates	5	-	11	28	-	44
Profit before tax	1,036	347	84	139	61	1,667
Income tax expense	189	49	14	33	25	310
Net profit	761	298	70	106	36	1,271
Selected balance sheet items [2/]						
30 Jun 2009						
Total assets before goodwill	169,570	46,754	13,778	13,243	13,756	257,101
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	169,768	52,403	13,778	13,243	13,756	262,948
Non-current assets [3/]	1,465	573	143	45	2	2,228
31 Mar 2009						
Total assets before goodwill	180,978	46,173	14,438	12,898	12,918	267,405
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	181,176	51,822	14,438	12,898	12,918	273,252
Non-current assets [3/]	1,580	611	25	67	2	2,285
31 Dec 2008						
Total assets before goodwill	170,132	44,119	16,563	9,889	10,168	250,871
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	170,330	49,768	16,563	9,889	10,168	256,718
Non-current assets [3/]	1,575	570	23	38	2	2,208
30 Jun 2008						
Total assets before goodwill	159,295	45,284	16,115	10,059	12,097	242,850
Goodwill on consolidation	189	5,649	-	-	-	5,838
Total assets	159,484	50,933	16,115	10,059	12,097	248,688
Non-current assets [3/]	1,490	535	136	29	3	2,193

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments
3/ Includes investment in associates, properties and other fixed assets, and investment properties

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit rose to $320 million from $259 million in the previous quarter but was below the $414 million a year ago. The improvement over the previous quarter was due to higher non-interest income partially offset by an increase in allowances. Compared to a year ago, a better operating performance was more than offset by higher allowances.

Net interest income rose 3% from the previous quarter from better credit spreads and average asset volumes, partially offset by reduced yields on interbank assets and securities.

Non-interest income was better than the previous quarter due to capital market and loan syndication fee activities as well as higher trading contributions.

Expenses were 4% lower than the previous quarter from ongoing efforts to improve productivity. Allowances rose due to specific allowances for corporate loans booked in Singapore but for use in other regions.

Hong Kong

The second quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 4% from the previous quarter and a depreciation of 8% from a year ago.

Net profit rose to $99 million from $94 million in the previous quarter but was below the $118 million a year ago.

Net interest income was little changed from the previous quarter as currency effects offset the benefit of higher interest margins, which rose three basis points to 1.94%. Prime-Hibor spreads widened and loan pricing improved, but the benefit was partially dampened by low returns on Hibor-based assets.

Non-interest income was lower than the previous quarter as higher fee contributions from capital market activities and trade finance were offset by lower trading gains.

Expenses were stable from the previous quarter as currency effects offset the impact of higher non-staff costs. Allowances fell 19% as specific allowances for SME and private banking customers continued to fall.

CUSTOMER LOANS [1/]

($m)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
Gross	130,406	132,784	128,365	120,314
Less:				
Specific allowances	1,090	1,051	868	702
General allowances	1,346	1,176	1,016	997
Net total	127,970	130,557	126,481	118,615
By business unit				
Consumer Banking	35,458	35,237	34,758	33,166
Institutional Banking	88,418	91,184	87,415	80,153
Others	6,530	6,363	6,192	6,995
Total (Gross)	130,406	132,784	128,365	120,314
By geography				
Singapore	73,610	74,981	74,377	68,056
Hong Kong	31,951	32,814	32,085	30,679
Rest of Greater China	9,154	9,439	9,683	9,542
South and South-east Asia	8,437	7,920	5,557	5,062
Rest of the world	7,254	7,630	6,663	6,975
Total (Gross)	130,406	132,784	128,365	120,314
By industry				
Manufacturing	15,589	16,946	15,958	15,417
Building and construction	18,220	18,786	17,931	15,906
Housing loans	29,821	29,882	29,375	28,039
General commerce	12,117	12,426	13,075	12,303
Transportation, storage & communications	13,043	13,073	12,457	11,854
Financial institutions, investment & holding companies	17,107	16,988	14,490	12,499
Professionals & private individuals (except housing loans)	10,660	10,346	10,478	10,697
Others	13,849	14,337	14,601	13,599
Total (Gross)	130,406	132,784	128,365	120,314
By currency and fixed/variable pricing				
Singapore dollar	56,448	56,469	53,527	46,778
Fixed rates	18,842	17,628	15,795	13,802
Floating or adjustable rates	37,606	38,841	37,732	32,976
Hong Kong dollar	29,141	30,272	29,347	27,340
Fixed rates	631	680	664	644
Floating or adjustable rates	28,510	29,592	28,683	26,696
US dollar	28,076	29,194	28,123	27,871
Fixed rates	1,583	1,686	1,736	1,475
Floating or adjustable rates	26,493	27,508	26,387	26,396
Others	16,741	16,849	17,368	18,325
Fixed rates	2,460	2,436	2,695	3,109
Floating or adjustable rates	14,281	14,413	14,673	15,216
Total (Gross)	130,406	132,784	128,365	120,314

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Customer loans fell 2% from the previous quarter due to currency translation effects. Underlying loan volumes were stable. Singapore-dollar loans were little changed after growing for several quarters.

Loans in Hong Kong rose 2% in local currency terms from the previous quarter as consumer loans increased.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Jun 2009						
Consumer Banking	344	80	354	1.0	126	281
Institutional Banking	2,757	844	876	3.1	62	94
Others	591	227	116	9.1	58	78
Total non-performing loans (NPL)	3,692	1,151	1,346	2.8	68	103
Debt securities	192	134	339	-	246	275
Contingent liabilities & others	167	79	214	-	175	192
Total non-performing assets (NPA)	4,051	1,364	1,899	-	81	119
31 Mar 2009						
Consumer Banking	326	81	351	0.9	133	289
Institutional Banking	2,028	830	904	2.2	86	144
Others	367	204	(79)	5.8	34	48
Total non-performing loans (NPL)	2,721	1,115	1,176	2.0	84	142
Debt securities	293	251	338	-	201	216
Contingent liabilities & others	219	54	213	-	122	202
Total non-performing assets (NPA)	3,233	1,420	1,727	-	97	156
31 Dec 2008						
Consumer Banking	290	76	347	0.8	146	311
Institutional Banking	1,467	684	867	1.7	106	169
Others	201	160	(198)	3.3	(19)	(23)
Total non-performing loans (NPL)	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets (NPA)	2,392	1,208	1,524	-	114	176
30 Jun 2008						
Consumer Banking	327	129	331	1.0	141	253
Institutional Banking	1,187	553	789	1.5	113	189
Others	168	71	(64)	2.2	4	10
Total non-performing loans (NPL)	1,682	753	1,056	1.4	108	189
Debt securities	198	191	158	-	176	181
Contingent liabilities & others	98	7	134	-	144	463
Total non-performing assets (NPA)	1,978	951	1,348	-	116	195

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Jun 2009						
Singapore	803	190	573	1.3	95	246
Hong Kong	769	394	319	2.4	93	154
Rest of Greater China	441	229	109	4.3	77	126
South and South-east Asia	250	79	182	2.3	104	129
Rest of the World	1,429	259	163	8.8	30	36
Total non-performing loans	3,692	1,151	1,346	2.8	68	103
Debt securities	192	134	339	-	246	275
Contingent liabilities & others	167	79	214	-	175	192
Total non-performing assets	4,051	1,364	1,899	-	81	119
31 Mar 2009						
Singapore	747	316	359	1.2	90	160
Hong Kong	860	381	324	2.6	82	152
Rest of Greater China	494	249	115	4.7	74	122
South and South-east Asia	184	72	183	1.7	139	181
Rest of the World	436	97	195	2.7	67	101
Total non-performing loans	2,721	1,115	1,176	2.0	84	142
Debt securities	293	251	338	-	201	216
Contingent liabilities & others	219	54	213	-	122	202
Total non-performing assets	3,233	1,420	1,727	-	97	156
31 Dec 2008						
Singapore	678	271	316	1.1	87	151
Hong Kong	587	313	343	1.7	112	176
Rest of Greater China	457	241	117	4.3	78	128
South and South-east Asia	133	59	159	1.2	164	171
Rest of the World	103	36	81	0.7	114	252
Total non-performing loans	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets	2,392	1,208	1,524	-	114	176
30 Jun 2008						
Singapore	558	219	398	1.0	110	221
Hong Kong	437	200	301	1.5	115	217
Rest of Greater China	483	273	119	4.4	81	124
South and South-east Asia	90	42	131	1.0	193	221
Rest of the World	114	19	107	0.8	111	229
Total non-performing loans	1,682	753	1,056	1.4	108	189
Debt securities	198	191	158	-	176	181
Contingent liabilities & others	98	7	134	-	144	463
Total non-performing assets	1,978	951	1,348	-	116	195

By industry ($m)	30 Jun 2009 NPA	30 Jun 2009 SP	31 Mar 2009 NPA	31 Mar 2009 SP	31 Dec 2008 NPA	31 Dec 2008 SP	30 Jun 2008 NPA	30 Jun 2008 SP
Manufacturing	782	361	824	381	720	351	453	216
Building and construction	203	46	258	44	96	30	105	41
Housing loans	242	42	214	42	193	43	202	61
General commerce	509	185	472	226	381	187	369	187
Transportation, storage & communications	221	10	29	7	24	6	23	8
Financial institutions, investment & holding companies	1,209	236	433	141	145	66	160	25
Professionals & private individuals (except housing loans)	310	146	299	151	223	129	192	102
Others	216	125	192	123	176	108	178	113
Total non-performing loans	3,692	1,151	2,721	1,115	1,958	920	1,682	753
Debt securities	192	134	293	251	277	236	198	191
Contingent liabilities & others	167	79	219	54	157	52	98	7
Total non-performing assets	4,051	1,364	3,233	1,420	2,392	1,208	1,978	951

By loan classification ($m)	30 Jun 2009 NPA	30 Jun 2009 SP	31 Mar 2009 NPA	31 Mar 2009 SP	31 Dec 2008 NPA	31 Dec 2008 SP	30 Jun 2008 NPA	30 Jun 2008 SP
Non-performing assets								
Substandard	2,816	268	1,931	219	1,328	213	1,159	171
Doubtful	791	652	950	849	800	730	491	451
Loss	444	444	352	352	264	265	328	329
Total	4,051	1,364	3,233	1,420	2,392	1,208	1,978	951
Restructured assets								
Substandard	467	69	282	61	213	46	231	67
Doubtful	169	105	61	51	57	49	31	28
Loss	57	56	44	44	49	46	128	128
Total	693	230	387	156	319	141	390	223

By collateral type ($m)	30 Jun 2009 NPA	31 Mar 2009 NPA	31 Dec 2008 NPA	30 Jun 2008 NPA
Unsecured non-performing assets	2,741	2,018	1,554	1,182
Secured non-performing assets by collateral type				
Properties	800	817	556	472
Shares and debentures	231	121	43	93
Fixed deposits	13	18	16	22
Others	266	259	223	209
Total	4,051	3,233	2,392	1,978

By period overdue

($m)	30 Jun 2009 NPA	31 Mar 2009 NPA	31 Dec 2008 NPA	30 Jun 2008 NPA
Not overdue	1,547	1,107	857	826
<90 days overdue	1,036	589	463	309
91-180 days overdue	468	495	326	191
>180 days overdue	1,000	1,042	746	652
Total	4,051	3,233	2,392	1,978

Non-performing loans rose 36% from the previous quarter to $3.69 billion or 2.8% of the loan portfolio. A majority of the increase was accounted for by a few corporate exposures in Rest of the World.

Including debt securities and contingent liabilities, non-performing assets amounted to $4.05 billion, of which 38% were still current in principal and interest and were classified for prudent reasons.

Allowance coverage for non-performing assets after considering collateral was 119% compared to 156% in the previous quarter.

FUNDING SOURCES

($m)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
Customer deposits 1/	179,033	179,818	169,858	158,726
Interbank liabilities 2/	11,177	12,327	9,571	19,921
Other borrowings and liabilities 2/	48,273	57,065	57,470	49,757
Shareholders' funds	24,465	24,042	19,819	20,284
Total	262,948	273,252	256,718	248,688

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
By currency and product				
Singapore dollar	99,415	98,356	93,957	88,973
Fixed deposits	18,616	19,692	20,645	24,149
Savings accounts	66,680	65,803	62,068	53,496
Current accounts	12,742	12,198	10,359	10,712
Others	1,377	663	885	616
Hong Kong dollar	25,414	25,147	23,536	21,032
Fixed deposits	14,837	15,579	15,721	14,137
Savings accounts	7,081	6,537	5,030	4,410
Current accounts	3,046	2,702	2,211	1,831
Others	450	329	574	654
US dollar	29,013	30,615	28,247	26,717
Fixed deposits	18,737	19,926	19,365	17,891
Savings accounts	2,878	2,607	2,040	1,657
Current accounts	6,853	7,309	5,982	4,248
Others	545	773	860	2,921
Others	25,191	25,700	24,118	22,004
Fixed deposits	19,836	20,693	20,043	17,708
Savings accounts	1,615	1,441	1,231	1,294
Current accounts	2,218	2,295	2,178	1,858
Others	1,522	1,271	666	1,144
Total	179,033	179,818	169,858	158,726
Fixed deposits	72,026	75,890	75,774	73,885
Savings accounts	78,254	76,388	70,369	60,857
Current accounts	24,859	24,504	20,730	18,649
Others	3,894	3,036	2,985	5,335

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits were little changed from the previous quarter at $179.0 billion as increases in Singapore- and Hong Kong-dollar savings and current accounts were offset by exchange translation effects. Hong Kong-dollar deposits rose 6% in local currency terms during the quarter.

The overall deposit mix improved further during the quarter, with savings and current accounts generally rising across currencies.

OTHER BORROWINGS & LIABILITIES

($m)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
Subordinated term debts[1/]	9,047	9,539	9,085	8,470
Other debt securities in issue				
Due within 1 year	248	310	263	1,458
Due after 1 year	497	502	375	831
Comprising:				
Secured [2/]	426	419	333	473
Unsecured	319	393	305	1,816
Others	38,481	46,714	47,747	38,998
Total	48,273	57,065	57,470	49,757

Notes:
1/ All subordinated term debts issued are unsecured and due after 1 year
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 July 2008 to 30 June 2009. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 July 2008 to 30 June 2009		
($m)	As at 30 June 2009	Average	High	Low
Total	38	36	60	22

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 July 2008 to 30 June 2009.


DBSH Group VaR for Trading Book
No. of Days
VaR (S$ million)

Note:
With effect from 1 Jun 2009, the number of historical scenarios used for the VaR calculation was revised from 500 days to 250 days


Daily Distribution of Group Trading Income
(1 Jul 2008 to 30 Jun 2009)
No. of days
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
Tier 1				
Share capital	8,424	8,423	4,215	4,206
Disclosed reserves and others	20,557	20,429	20,180	20,080
Less: Tier 1 Deductions	(6,068)	(6,034)	(6,022)	(5,987)
Eligible Tier 1	22,913	22,818	18,373	18,299
Tier 2				
Loan allowances admitted as Tier 2	580	734	656	564
Subordinated debts	6,140	6,901	6,571	6,323
Revaluation surplus from equity securities	42	16	27	84
Less: Tier 2 Deductions	(136)	(112)	(106)	(102)
Total eligible capital	29,539	30,357	25,521	25,168
Risk-weighted assets	182,635	181,875	182,685	182,254
Capital adequacy ratio (%)				
Tier 1 ratio	12.6	12.5	10.1	10.0
Tier 2 ratio	3.6	4.2	3.9	3.8
Total (Tier 1 & 2) ratio	16.2	16.7	14.0	13.8

The Group's capital adequacy ratio declined from 16.7% in the previous quarter to 16.2% due primarily to Tier 2 subordinated debts amortisation.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
Properties	542	513	532	704
Financial investments	(132)	(321)	(246)	(11)
Total	410	192	286	693

The amount of unrealised valuation surplus increased from $192 million in the previous quarter to $410 million mainly due to higher valuations for financial investments.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Income Statement

In $ millions	2nd Qtr 2009	2nd Qtr 2008	+/(-) %	1st Qtr 2009	+/(-) %	1st Half 2009	1st Half 2008	+/(-) %
Income								
Interest income	**1,543**	1,935	(20)	1,655	(7)	**3,198**	4,082	(22)
Interest expense	**431**	877	(51)	579	(26)	**1,010**	1,967	(49)
Net interest income	**1,112**	1,058	5	1,076	3	**2,188**	2,115	3
Net fee and commission income	**358**	342	5	317	13	**675**	695	(3)
Net trading income/(loss)	**234**	111	>100	204	15	**438**	(50)	NM
Net (loss)/income from financial instruments designated at fair value	**(62)**	26	NM	(54)	(15)	**(116)**	111	NM
Net income from financial investments	**138**	49	>100	106	30	**244**	260	(6)
Other income	**12**	31	(61)	13	(8)	**25**	49	(49)
Total income	**1,792**	1,617	11	1,662	8	**3,454**	3,180	9
Expenses								
Employee benefits	**330**	370	(11)	327	1	**657**	722	(9)
Depreciation of properties and other fixed assets	**42**	37	14	41	2	**83**	71	17
Other expenses	**259**	280	(8)	270	(4)	**529**	550	(4)
Allowances for credit and other losses	**466**	90	>100	437	7	**903**	230	>100
Total expenses	**1,097**	777	41	1,075	2	**2,172**	1,573	38
Profit	**695**	840	(17)	587	18	**1,282**	1,607	(20)
Share of profits of associates	**13**	21	(38)	20	(35)	**33**	44	(25)
Profit before tax	**708**	861	(18)	607	17	**1,315**	1,651	(20)
Income tax expense	**104**	159	(35)	115	(10)	**219**	310	(29)
Net profit	**604**	702	(14)	492	23	**1,096**	1,341	(18)
Attributable to:								
Shareholders	**552**	652	(15)	433	27	**985**	1,255	(22)
Minority interests	**52**	50	4	59	(12)	**111**	86	29
	604	702	(14)	492	23	**1,096**	1,341	(18)

Unaudited Consolidated Statement of Comprehensive Income

In $ millions	2nd Qtr 2009	2nd Qtr 2008	+/(-) %	1st Qtr 2009	+/(-) %	1st Half 2009	1st Half 2008	+/(-) %
Net profit	**604**	702	(14)	492	23	**1,096**	1,341	(18)
Other comprehensive income:								
Foreign currency translation differences for foreign operations	**(82)**	(40)	(>100)	135	NM	**53**	(119)	NM
Share of other comprehensive income of associates	**9**	(28)	NM	6	50	**15**	(47)	NM
Available-for-sale financial assets								
Net valuation taken to equity	**752**	(604)	NM	(392)	NM	**360**	(701)	NM
Transferred to income statement on sale	**(140)**	(34)	(>100)	(112)	(25)	**(252)**	(227)	(11)
Tax on items taken directly to or transferred from equity	**(76)**	54	NM	46	NM	**(30)**	128	NM
Other comprehensive income, net of tax	**463**	(652)	NM	(317)	NM	**146**	(966)	NM
Total comprehensive income	**1,067**	50	>100	175	>100	**1,242**	375	>100
Attributable to:								
Shareholders	**1,070**	22	>100	27	>100	**1,097**	375	>100
Minority interests	**(3)**	28	NM	148	NM	**145**	-	NM
	1,067	50	>100	175	>100	**1,242**	375	>100

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Balance Sheets

	GROUP				COMPANY			
In $ millions	**30 Jun 2009**	**31 Mar 2009**	**31 Dec 2008 [1]**	**30 Jun 2008**	**30 Jun 2009**	**31 Mar 2009**	**31 Dec 2008 [1]**	**30 Jun 2008**
ASSETS								
Cash and balances with central banks	**11,566**	18,292	15,790	13,593				
Singapore Government securities and treasury bills	**15,659**	14,312	14,797	16,001				
Due from banks	**33,152**	28,331	20,467	28,164				
Financial assets at fair value though profit or loss [2]	**11,704**	10,890	9,401	17,278				
Positive replacement values for financial derivatives	**21,213**	30,153	32,328	19,313				
Loans and advances to customers	**127,362**	129,936	125,841	117,844				
Financial investments	**26,567**	25,025	22,782	20,779				
Securities pledged	**1,045**	1,181	997	2,129				
Subsidiaries	**-**	-	-	-	**10,312**	10,959	6,745	6,779
Investments in associates	**642**	640	604	608				
Goodwill on consolidation	**5,847**	5,847	5,847	5,838				
Properties and other fixed assets	**1,205**	1,364	1,311	1,300				
Investment properties	**381**	281	293	285				
Deferred tax assets	**153**	219	171	26				
Other assets	**6,452**	6,781	6,089	5,530	**99**	99	154	-
TOTAL ASSETS	**262,948**	273,252	256,718	248,688	**10,411**	11,058	6,899	6,779
LIABILITIES								
Due to banks	**10,767**	11,839	9,021	19,331				
Due to non-bank customers	**173,729**	174,914	163,359	150,390				
Financial liabilities at fair value through profit or loss [3]	**10,121**	9,492	11,282	15,967				
Negative replacement values for financial derivatives	**20,503**	29,406	31,918	18,354				
Bills payable	**717**	870	714	1,262				
Current tax liabilities	**830**	822	779	938				
Deferred tax liabilities	**59**	46	45	41				
Other liabilities	**7,756**	7,183	5,874	7,258	**4**	3	5	4
Other debt securities in issue	**745**	812	638	2,289				
Subordinated term debts	**9,047**	9,539	9,085	8,470				
TOTAL LIABILITIES	**234,274**	244,923	232,715	224,300	**4**	3	5	4
NET ASSETS	**28,674**	28,329	24,003	24,388	**10,407**	11,055	6,894	6,775
EQUITY								
Share capital	**8,424**	8,423	4,215	4,206	**8,424**	8,423	4,215	4,206
Treasury shares	**(120)**	(120)	(154)	(106)	**-**	-	-	(31)
Other reserves	**6,392**	5,870	6,322	6,798	**47**	43	89	32
Revenue reserves	**9,769**	9,869	9,436	9,386	**1,936**	2,589	2,590	2,568
SHAREHOLDERS' FUNDS	**24,465**	24,042	19,819	20,284	**10,407**	11,055	6,894	6,775
Minority interests	**4,209**	4,287	4,184	4,104				
TOTAL EQUITY	**28,674**	28,329	24,003	24,388	**10,407**	11,055	6,894	6,775
OFF BALANCE SHEET ITEMS								
Contingent liabilities and commitments	**102,126**	99,438	92,656	105,894				
Financial derivatives	**1,505,163**	1,697,178	1,704,717	1,918,487				
OTHER INFORMATION								
Net asset value per ordinary share ($)								
(i) Based on existing ordinary share capital					4.45	4.74	4.48	4.40
(ii) Assuming conversion of outstanding preference shares to ordinary shares					4.37	4.64	4.34	4.27

Notes:
1/ Audited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
Balance at 1 January 2009	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003
Exercise of share options	1					1		1
Cost of share-based payments				13		13		13
Draw-down of reserves upon vesting of performance shares			55	(55)		-		-
Purchase of Treasury shares			(21)			(21)		(21)
Issue of shares	4,029	181				4,210		4,210
Share issues expenses	(2)					(2)		(2)
Final dividends paid for previous year					(319)	(319)		(319)
Interim dividends paid for current year					(333)	(333)		(333)
Dividends paid to minority interests							(120)	(120)
Total comprehensive income				112	985	1,097	145	1,242
Balance at 30 June 2009	8,177	247	(120)	6,392	9,769	24,465	4,209	28,674
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	20,481	2,677	23,158
Exercise of share options	37					37		37
Reclassification of reserves upon exercise of share options	5			(5)		-		-
Cost of share-based payments				14		14		14
Share buyback during the period			(4)			(4)		(4)
Transfer from / (to) revenue reserve				(11)	11	-		-
Final dividends paid for previous year					(302)	(302)		(302)
Interim dividends paid for current year					(317)	(317)		(317)
Dividends paid to minority interests							(74)	(74)
Change in minority interests							1,501	1,501
Total comprehensive income				(880)	1,255	375	-	375
Balance at 30 June 2008	4,140	66	(106)	6,798	9,386	20,284	4,104	24,388

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2009	4,149	66	-	89	2,590	6,894
Exercise of share options	1					1
Cost of share-based payments				13		13
Draw-down of reserves upon vesting of performance shares				(55)		(55)
Issue of shares	4,029	181				4,210
Share issues expenses	(2)					(2)
Final dividends paid for previous year					(319)	(319)
Interim dividends paid for current year					(333)	(333)
Total comprehensive income					(2)	(2)
Balance at 30 June 2009	**8,177**	**247**	**-**	**47**	**1,936**	**10,407**
Balance at 1 January 2008	4,098	66	(27)	37	2,567	6,741
Exercise of share options	37					37
Reclassification of reserves upon exercise of share options	5			(5)		-
Share buyback during the period			(4)			(4)
Final dividends paid for previous year					(302)	(302)
Interim dividends paid for current year					(317)	(317)
Total comprehensive income					620	620
Balance at 30 June 2008	4,140	66	(31)	32	2,568	6,775

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Half 2009	1st Half 2008 [1/]
Cash flows from operating activities		
Net profit for the year	1,096	1,341
Adjustments for non-cash items:		
Allowances for credit and other losses	903	230
Depreciation of properties and other fixed assets	83	71
Share of profits of associates	(33)	(44)
Net gain on disposal of properties and other fixed assets	-	(21)
Net gain on disposal of financial investments	(244)	(260)
Income tax expense	219	310
Profit before changes in operating assets & liabilities	2,024	1,627
Increase/(Decrease) in:		
Due to banks	1,746	3,867
Due to non-bank customers	10,370	5,022
Financial liabilities at fair value through profit or loss	(1,161)	(2,275)
Other liabilities including bills payable	(10,049)	4,590
Debt securities and borrowings	585	1,252
(Increase)/Decrease in:		
Change in restricted balances with central banks	(456)	(442)
Singapore Government securities and treasury bills	(862)	(568)
Due from banks	(12,686)	(4,862)
Financial assets at fair value through profit or loss	(2,303)	2,265
Loans and advances to customers	(2,339)	(11,683)
Financial investments	(3,631)	(2,302)
Other assets	10,850	(2,363)
Tax paid	(166)	(258)
Net cash used in operating activities (1)	(8,078)	(6,130)
Cash flows from investing activities		
Dividends from associates	18	32
Purchase of properties and other fixed assets	(70)	(178)
Proceeds from disposal of properties and other fixed assets	14	47
Net cash used in investing activities (2)	(38)	(99)
Cash flows from financing activities		
Increase in share capital and share premium	4,209	42
Proceeds from issuance of subordinated term debts	-	1,500
Purchase of treasury shares	(21)	-
Dividends paid to shareholders of the Company	(652)	(619)
Dividends paid to minority interests	(120)	(74)
Net cash provided by financing activities (3)	3,416	849
Exchange translation adjustments (4)	20	(33)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	(4,680)	(5,413)
Cash and cash equivalents at 1 January	12,678	15,953
Cash and cash equivalents at 30 June	7,998	10,540

Note:
1/ Figures have been restated to make them consistent with current period's presentation

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the first half ended 30 June 2009 is as follows:

At 1 January 2009	1,520,960,458
Issue of rights shares	760,480,229
Exercise of share options pursuant to the DBSH Share Option Plan	136,462
At 30 June 2009	2,281,577,149

Weighted average number of shares for first half 2009	
- ordinary shares	2,159,631,495
- fully diluted	2,254,375,563

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	30 Jun 2009	31 Mar 2009	31 Dec 2008	30 Jun 2008
Conversion of non-voting CPS	180,654	180,654	120,436	120,436
Conversion of non-voting redeemable CPS	99,713,061	99,713,061	66,475,374	66,475,374
Exercise of share options	16,280,129	16,844,741	14,373,192	15,054,702

(c) The movement in the number of treasury shares for the first half ended 30 June 2009 is as follows:

At 1 January 2009	8,112,401
Purchase of treasury shares	3,871,658
Vesting of performance shares	(3,781,212)
At 30 June 2009	8,202,847

ADOPTION OF NEW OR REVISED FRS AND INT FRS

FRS 1: Presentation of Financial Statements
The amended FRS 1 separates owner and non-owner changes in equity and introduces the statement of comprehensive income. The statement of comprehensive income presents all items of income and expense recognised in profit or loss, together with all other items of unrecognised income and expense, such as available-for-sale revaluation reserves, capital reserves, etc. The adoption of the revised FRS 1 creates additional disclosure requirements for the Group's financial statements.

FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The standard removes the requirement to differentiate pre-acquisition from post-acquisition dividends. Dividends received will be treated as revenue. The changes introduced are to be applied prospectively and will affect how dividends received in the future are accounted for.

FRS 107: Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
The amendments to FRS 107 are intended to enhance disclosures on fair value measurement and liquidity risk. The adoption of the revised FRS 107 creates additional disclosure requirements for the Group's financial statements.

FRS 108: Operating Segments
FRS 108 replaces a current accounting standard, FRS 14 – Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace the primary and secondary segments. Information reviewed by the chief operating decision-maker will determine the segments, the measure of segment performance and disclosures. The adoption of FRS 108 creates additional disclosure requirements for the Group's financial statements.

There is no expected material impact on the Group's financial statements from the adoption of all the other new or revised FRS and INT FRS highlighted on page 2.

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO ($m)	30 Jun 2009 Exposure	30 Jun 2009 Allowance	31 Mar 2009 Exposure	31 Mar 2009 Allowance	31 Dec 2008 Exposure	31 Dec 2008 Allowance	30 Jun 2008 Exposure	30 Jun 2008 Allowance
Investment Portfolio	**869**	**401**	**1,012**	**520**	**1,056**	**459**	**1,114**	**282**
ABS CDO	154	139	276	257	264	246	255	232
Non-ABS CDO	715	262	736	263	792	213	859	50
CLO	*686*	*242*	*706*	*243*	*691*	*193*	*696*	*30*
Other CDOs	*29*	*20*	*30*	*20*	*101*	*20*	*163*	*20*
Trading Book	**302**	-	**218**	-	**206**	-	**341**	-
Total	1,171	401	1,230	520	1,262	459	1,455	282

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa	Ba to B	Caa to C	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	-	-	-	-	13%	5%	18%
Non-ABS CDO	5%	25%	9%	18%	24%	1%	-	82%
CLO	*5%*	*25%*	*9%*	*16%*	*24%*	-	-	*79%*
Other CDOs	-	-	-	*2%*	-	*1%*	-	*3%*
Total	5%	25%	9%	18%	24%	14%	5%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB	BB to B	CCC to CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	3%	3%	-	1%	8%	2%	17%
Non-ABS CDO	13%	16%	38%	-	-	-	16%	83%
CLO	*13%*	*16%*	*38%*	-	-	-	*12%*	*79%*
Other CDOs	-	-	-	-	-	-	*4%*	*4%*
Total	13%	19%	41%	-	1%	8%	18%	100%

The CDO portfolio comprised $154 million asset-backed (ABS) CDOs and $715 million non-ABS CDOs in the investment portfolio, and $302 million of CDOs in the trading portfolio. During the quarter, $112 million of ABS CDOs were written off.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 46% of these CDOs were issued in 2004 or earlier and 54% in 2005. These ABS CDOs are at least 90% covered by allowances since fourth quarter 2007.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $262 million or 37% of the portfolio have been made for the non-ABS investment CDOs, of which 70% are rated Baa or above under Moody's revised methodology.

The CDOs in the trading portfolio, which are designated at fair value, were valued at $302 million compared to $218 million in the previous quarter. As they are designated at fair value, no allowances have been taken for them.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $77 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 78% were in Singapore and 22% were in Hong Kong. By industry, retail accounted for 26% of the portfolio, commercial-cum-retail 59% and industrial 15%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 88.8% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $513 million, represented less than 0.2% of its total assets. Of the exposure, 4% was in Singapore, 44% in Rest of Greater China, 32% in South and South-East Asia, and the remaining 20% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $0.6 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated AAA to BB- by Fitch or S&P)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.4 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, Corporate bond (rated A- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Ang Kong Hua, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Half ended 30 June 2009 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Ang Kong Hua
Director

6 August 2009
Singapore